SpringBig Holdings, Inc.

621 NW 53rd Street

Suite 340

Boca Raton, Florida 33487

September 9, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Mitchell Austin

Re:	SpringBig Holdings, Inc.
Registration Statement on Form S-1
File No. 333-289975

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SpringBig Holdings, Inc., a Delaware corporation (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-1 (File No. 333-289975), as amended, to 4:00 p.m. Eastern Time on September 11, 2025, or as soon as practicable thereafter.

The Registrant hereby authorizes Aslam A. Rawoof of Benesch Friedlander Coplan & Aronoff LLP to orally modify or withdraw this request for acceleration.

Please contact Aslam A. Rawoof of Benesch Friedlander Coplan & Aronoff LLP at (646) 328-0498 or arawoof@beneschlaw.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ Jason Moos
Chief Financial Officer, SpringBig Holdings, Inc.

cc:	Aslam A. Rawoof, Benesch Friedlander Coplan & Aronoff LLP